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19007821

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69960

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ZynCap Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Harbor Drive, Suite 300
(No. and Street)

Sausalito	CA	94965
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker — (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name -- *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

RMS

OATH OR AFFIRMATION

I, Henry Sanchez, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ZynCap Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JULIE E. BROWN
NOTARY PUBLIC ID#[illegible]
[illegible]72 GARLAND ST.
COMMISSION EXPIRES AT DEATH

This report** contains (check all applicable boxes):

- [X] (a) Report of Independent Registered Public Accounting Firm
- [X] (b) Facing page.
- [X] (c) Statement of Financial Condition.
- [ ] (d) Statement of Operations
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Cash Flows
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) Exemption from SEA Rule 15c3-3

ZYNCAP SECURITIES, LLC

December 31, 2018

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
ZynCap Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ZynCap Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going Concern

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As discussed in note 5 to the financial statement, the Company has incurred recurring losses and is dependent on Zynergy Capital, Inc. (the "Parent") to fund its operations. The Parent is not contractually obligated to continue to provide support. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst Wintter + Associates LLP

We have served as ZynCap Securities, LLC's auditor since 2016.
Walnut Creek, California
February 25, 2019

ZYNCAP SECURITIES, LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	55,833
Prepaid Expenses		44,610
Total Assets	$	100,443
Liabilities and Member's Equity		
Accounts Payable		25,811
Accrued Expense		4,750
Due to related party	$	5,790
Total Liabilities		36,351
Member's Equity		64,092
Total Liabilities and Member's Equity	$	100,443

see accompanying notes

1. Organization and Description of Business
ZynCap Securities, LLC, (the "Company") was previously known as RePower Capital Network, LLC in 2016 as a California state Limited Liability Company. The Company is directly and wholly-owned by Zynergy Capital, Inc., ("Zynergy").

The Company is a registered broker-dealer primarily involved in the business of private placements of equity and debt securities for clean energy project assets. These securities are either SEC-registered securities (for secondary trading only), or securities that may be sold under a registration exemption, such as Rule 144A and/or Regulation S.

2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business. The Company held no cash equivalents at December 31, 2018.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments that require adjustment to the fair value on a recurring basis.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. As of January 1, 2018, and December 31, 2018, no amounts were receivable or unearned.

Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California limited liability tax of $800 and a California limited liability fee based on gross revenue. The Company is subject to examination by taxing authorities since its formation.

3. Revenue from Contracts with Customers
On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers" using the full retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees
Success fees from merger and acquisition engagements are typically variable fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction).

4. Net Capital Requirements
The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $19,482, which exceeded the requirement by $14,482.

5. Going Concern Uncertainty and Liquidity
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent on Zynergy to fund its development as the Company has not yet generated sufficient revenue. Zynergy intends to provide additional financing until positive cash flows are generated as it is currently in the process of raising additional capital. Zynergy is not contractually obligated to continue to provide support nor is there any guarantee they will be successful in raising capital. Accordingly, these uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6. Related Party Transactions
The Company has an expense-sharing agreement with Zynergy for telecommunication costs, furniture & fixtures, computer equipment, office equipment and accounting costs. The Company agreed to reimburse Zynergy for its share of these costs paid for on its behalf. The Company's results of operations and financial position could differ from those that would have been obtained if the entities were autonomous.

ZYNCAP SECURITIES, LLC
Notes to the Financial Statements
December 31, 2018

7. Recently Issued Accounting Pronouncements, Not Yet Adopted
Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

8. Subsequent Events
The Company has evaluated subsequent events through February 25, 2019, the date which the financial statements were issued.